

- *Offering a website that blends product expertise, community and numerous tools to aid in the discovery and exploration of tea.* Our e-commerce sales increased from 2.7% of sales in fiscal 2010 to 7.9% of sales for the year ended January 31, 2015, and we are targeting greater than 15% of sales over the long term as we educate consumers about our products and introduce a new website in fiscal 2015.

- *Capitalizing on our strong customer loyalty and growing customer base.* We believe there is an opportunity to enhance our recently introduced Frequent Steeper loyalty program to provide customers with more targeted messages. We are making significant investments to drive our loyalty program.

Expand Adjusted EBITDA Margin. We have increased our Adjusted EBITDA margin from 10.6% in fiscal 2012 to 15.4% in fiscal 2014. As we continue to grow and benefit from the leveraging of our cost structure, we believe further opportunities to increase our margins will exist. We intend to capitalize on opportunities across our supply chain as we grow our business and achieve further economies of scale. We have invested significantly in our business ahead of our growth, and we are targeting an Adjusted EBITDA margin in the high teens over the long term.

Recent Developments

April 2015 Refinancing

Effective as of April 24, 2015, we entered into a three year credit agreement with Bank of Montreal, which we refer to as BMO. The credit agreement provides for a $20.0 million revolving credit facility (referred to as the ''Revolving Facility''). The Revolving Facility is available by way of Canadian dollar advances, U.S. dollar advances, prime rate loans, U.S. base rate loans, bankers' acceptances, LIBOR loans, letters of credit or letters of guarantee. The borrowings will bear interest at rates varying from bank's prime plus 0.5% to 1.25% for advances, prime rate loans and U.S. base rate loans and applicable rates plus 1.5% to 2.25% for bankers' acceptances, LIBOR advances, Letters of Credit or Letters of Guarantee. Any undrawn portion of the Revolving Facility will be subject to standby fees ranging from 30 bps to 45 bps of the undrawn amounts. Letters of credit and letters of guarantee borrowings are limited to $2.0 million in the aggregate.

A portion of the Revolving Facility was used to repay the outstanding balance of $5.2 million under our prior credit facility with HSBC that was entered into on August 19, 2013 and $4.6 million under our Term Loan with Investissement Québec.

We refer to the transactions through which we entered into the credit agreement with BMO and applied the proceeds as described above as the ''April 2015 Refinancing.'' See ''Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash Flows Relating to Financing Activities—Credit Agreement with Bank of Montreal.''

Preliminary First Quarter Results

Management has prepared the sales and comparable sales information below in good faith based upon our internal reporting for the fiscal quarter ended May 2, 2015. Such information has not yet been subject to our normal quarterly financial closing processes, and our independent registered public accounting firm has not commenced its review of these results. We are currently unable to provide additional material financial measures, including any ranges, with a reasonable degree of certainty for this recently completed fiscal quarter.

We expect to report sales of approximately $35.6 million for the thirteen weeks ended May 2, 2015, an increase of approximately $7.8 million, or approximately 28%, as compared to sales of $27.8 million for the thirteen weeks ended April 26, 2014. Comparable sales increased 6.3% for the



fiscal quarter ended May 2, 2015 following an increase of 11.6% for the fiscal quarter ended April 26, 2014. The increase in comparable sales was driven by a 7.2% increase in average ticket and partly offset by a 0.8% decrease in number of transactions. As of May 2, 2015, the Company operated 161 stores, reflecting seven openings fiscal year-to-date, as compared to 126 as of April 26, 2014.

Summary Risk Factors

An investment in our common shares involves a high degree of risk. Any of the factors set forth under ''Risk Factors'' may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under ''Risk Factors'' in deciding whether to invest in our common shares. Among these important risks are the following:

- Our ability to successfully implement our growth strategy;

- Our ability to grow our brand recognition and store base in the United States;

- Changes in consumer preferences and economic conditions affecting disposable income;

- The impact from real or perceived quality or safety issues with our teas, tea accessories and other tea-related merchandise;

- Our ability to obtain quality products from third-party manufacturers and suppliers on a timely basis or in sufficient quantities;

- Significant competition within our industry; and

- The impact of weather conditions, natural disasters and manmade disasters on the supply and price of tea.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than US$1.0 billion in revenue during our most recently completed fiscal year as of the initial filing date of the registration statement of which this prospectus forms a part, we qualify as an ''emerging growth company'' as defined in Section 2(a) of the Securities Act of 1933, as amended, which we refer to as the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies. These provisions include exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we (1) have US$1.0 billion or more in annual revenues as of the end of our fiscal year, (2) are a large accelerated filer and have more than US$700.0 million in market value of our stock held by non-affiliates as of the end of our second fiscal quarter, or (3) we issue more than US$1.0 billion of non-convertible debt securities over a three-year period. We may choose to take advantage of some but not all of these reduced disclosure obligations. If we do, the information that we provide shareholders may be different than you might get from other public companies in which you hold stock.

The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We prepare our financial statements in accordance with International Financial

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DILUTION

If you invest in our common shares in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common shares in this offering and the pro forma net tangible book value per share of our common shares after this offering.

As of January 31, 2015, we had a net tangible book value of $(1.7) million, or $(0.14) per common share as determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding as of January 31, 2015.

As of January 31, 2015 our pro forma net tangible book value was $43.5 million, or $2.16 per share, based on the total number of common shares outstanding as of January 31, 2015, after giving effect to the automatic exchange of our outstanding Class AA Common Shares and the automatic conversion of our outstanding Junior Preferred Shares, Series A Preferred Shares, Series A-1 Preferred Shares and Series A-2 Preferred Shares into 20,034,949 common shares, which will occur upon the completion of this offering.

As of January 31, 2015 our pro forma as adjusted net tangible book value was $88.9 million, or $3.84 per share, based on the total number of common shares outstanding as of January 31, 2015, after giving effect to the receipt of the estimated net proceeds from our sale of shares in this offering, assuming an initial public offering price of US$15.00 per share (the midpoint of the price range shown on the cover of this prospectus), and the application of the estimated net proceeds therefrom as described under ''Use of Proceeds.'' This represents an immediate increase in net tangible book value per share of $1.68 to existing shareholders and an immediate dilution in net tangible book value per share of $14.17 to you, or 79%. The following table illustrates this dilution per share.

	$	US$
Assumed initial public offering price per share(1) . . .	$18.01	$15.00
Net tangible book value per share as of January 31, 2015(1)	(0.14)	(0.12)
Pro forma increase in net tangible book value per share as of January 31, 2015(1)	2.30	1.92
Pro forma net tangible book value per share as of January 31, 2015(1)	2.16	1.80
Increase in pro forma as adjusted net tangible book value per share attributable to new investors participating in this offering(1)	1.68	1.40
Pro forma as adjusted net tangible book value per share after this offering(1)	$ 3.84	$ 3.20
Dilution per share to new investors participating in this offering(1)	$14.17	$11.80

_____

(1)   Translated for convenience only using the noon buying rate for Canadian dollars in New York City, as certified for customs purposes by the Federal Reserve Bank of New York, on May 15, 2015 of US$1.00=$1.2009.

A US$1.00 increase (decrease) in the assumed initial public offering price of US$15.00 per share of our common shares would increase (decrease) our net tangible book value after giving effect to the offering by approximately US$2.8 million, assuming no change to the number of our common shares offered by us as set forth on the cover page of this prospectus, and after

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